SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 6, 2013

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

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This Report contains a copy of the following:

(1)	The Press Release issued on November 6, 2013.

CORPORATE COMMUNICATIONS

PRESS RELEASE	6 November 2013

ING records 3Q13 underlying net profit of EUR 891 million

•	Group underlying net profit of EUR 891 million from EUR 844 million in 3Q12 and EUR 957 million in 2Q13

•	3Q13 net profit EUR 101 million, or EUR 0.03 per share, including discontinued operations, special items and divestments

•	Bank underlying result before tax of EUR 1,103 million, in line with 3Q12 but down 3.8% sequentially

•	Net interest margin rose to 1.44% in 3Q13 and the cost/income ratio for the first nine months of 2013 improved to 55.2%

•	Risk costs declined 10.4% from 2Q13, but remained elevated at EUR 552 million, or 80 bps of average RWA

•	Core Tier 1 ratio rose to 12.4%, or 12.1% on a pro-forma basis including today’s payment to the State and the IABF unwind

•	Insurance EurAsia operating result rose to EUR 218 million, up 89.6% versus 3Q12 but 14.8% lower than 2Q13

•	Results driven by higher investment margin, lower expenses from the Benelux transformation plan and improved Non-life results

•	Underlying pre-tax result of EUR 136 million; up versus 3Q12 but down sequentially due to seasonality of dividend income in 2Q13

•	Insurance EurAsia IGD solvency ratio lower at 255% reflecting the change in NN Life’s solvency ratio and the sale of ING Life Korea

•	ING is advancing further into the end phase of its restructuring programme, which will now be completed by 2016

•	EUR 1.125 billion payment to Dutch State completed today; agreement reached on unwinding of Illiquid Assets Back-up Facility

•	Sale of ING Life Korea expected to close by year-end; ING Life Japan to be included within the base case IPO of ING Insurance

•	ING Group’s stake in ING U.S. reduced to 57%; Group double leverage covered by remaining stakes in ING U.S. and SulAmérica

CHAIRMAN’S STATEMENT

“ING continued to make strong progress on its restructuring programme in the third quarter, advancing further into the end phase of our transformation,” said Ralph Hamers, CEO of ING Group. “At the same time, our businesses recorded another good set of quarterly results while delivering on our strategic priorities.”

“Under a new agreement with the European Commission, the total restructuring of ING Group will now be completed two years earlier, by the end of 2016. The divestment of the Asian insurance and investment management activities is almost complete. The sale of ING Life Korea is expected to close by year-end. We have carefully explored and evaluated several divestment options for ING Life Japan, and have now included this business within the scope of the base case IPO of ING Insurance. Preparations for the base case IPO are progressing well and we will be ready to go to the market in 2014. The successful sale of 38 million ING U.S. shares in October brought our stake down to 57% and moves us close to meeting the requirement to divest more than 50% of the U.S. by the end of 2014. The EUR 4.8 billion of leverage in the Group holding company is covered by the proceeds from our share sales of ING U.S. and SulAmérica this year, together with the market values of our remaining stakes in these companies.”

“We are grateful for the support the Dutch State extended to us during the crisis. Strong capital generation at the Bank facilitated the payment of another tranche of core Tier 1 securities today, reducing the principal amount of outstanding State aid to EUR 1.5 billion. We are also very pleased to have reached an agreement with the State on the unwinding of the Illiquid Assets Back-up Facility.”

“The various performance improvement programmes and restructuring initiatives underway across the company are on track, and the results are encouraging. Underlying pre-tax results at ING Bank were solid at EUR 1,103 million, driven by an increase of the net interest margin to 1.44%. Commercially, the net inflow of funds entrusted was sound at EUR 1.9 billion. Risk costs declined from both previous quarters, but remained elevated. Strong cost control continues to be a priority at the Bank and is evident in the improvement of the cost/income ratio to 55.2% for the first nine months of 2013, despite additional restructuring charges in the third quarter from ongoing reorganisations. The year-to-date return on IFRS-EU equity was 9.3%, within reach of our 2015 target.”

“The Bank’s capital position strengthened further to a 12.1% pro-forma core Tier 1 ratio, after today’s payment to the Dutch State and including the estimated impact from unwinding the IABF. ING Bank is continuously working to optimise its capital structure and is already meeting most of the CRD IV requirements. In order to reinforce our capital adequacy ahead of upcoming regulation, we are launching exchange offers for EUR 4.7 billion of outstanding subordinated debt into two CRD IV-compliant securities. We have also announced our intention to call a USD 2.0 billion hybrid with an 8.5% coupon, which will reduce our cost of capital.”

“At Insurance EurAsia, both operating and underlying results improved compared with a year ago, rising to EUR 218 million and EUR 136 million, respectively. Third-quarter results primarily reflected a higher investment margin, lower expenses as a result of the transformation programme in Insurance Benelux, and better performance in Non-life. On a sequential basis, results at Insurance EurAsia declined mainly due to seasonally higher dividend income in the second quarter.”

“We are proud of the financial and strategic progress that we have achieved this quarter. I am very determined and excited to be leading ING during this next phase of its transformation, and am convinced that our focused, simpler and stronger company is well positioned to help our customers and society prosper, and to grow our business.”

ING GROUP CONSOLIDATED RESULTS

ING Group key figures

	3Q2013	3Q2012[1]	Change	2Q2013	Change	9M2013	9M2012[1]	Change
Profit and loss data (in EUR million)
Underlying result before tax	1,219	1,126	8.3%	1,307	-6.7%	3,884	3,172	22.4%
of which Bank	1,103	1,110	-0.6%	1,147	-3.8%	3,419	3,272	4.5%
of which Insurance EurAsia	136	10	1,260.0%	182	-25.3%	402	-143
of which Insurance Other	-20	6		-22		63	44	43.2%
Underlying net result	891	844	5.6%	957	-6.9%	2,837	2,289	23.9%
Net gains/losses on divestments	-950	-200		-16		-26	84
Net result from divested units	1	-54				-37	-34
Net result from discontinued operations Insurance/IM Asia	143	198		-98		200	472
Net result from discontinued operations Insurance ING U.S.[2]	79	-46		-23		-140	193
Special items	-63	-83		-32		-141	-325

Net result	101	659	-84.7%	788	-87.2%	2,693	2,678	0.6%

Net result per share (in EUR)[3]	0.03	0.17	-82.4%	0.21	-85.7%	0.71	0.70	1.4%

Capital ratios (end of period)
Shareholders’ equity (in EUR billion)				50	-0.7%	50	51	-2.1%
ING Group debt/equity ratio				7.2%		7.8%	12.3%
Bank core Tier 1 ratio				11.8%		12.4%	12.1%
Insurance EurAsia IGD Solvency I ratio				304%		255%	265%
Other data (end of period)
Underlying return on equity based on IFRS-EU equity[4]	7.2%	6.8%		7.3%		7.3%	6.4%
Employees (FTEs, end of period, adjusted for divestments)				75,798	0.1%	75,899	78,068	-2.8%

[1]	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS, which took effect on 1 January 2013.
[2]	The results of Insurance ING U.S. have been transferred to “net result from discontinued operations” as of the third quarter of 2013.
[3]	Result per share differs from IFRS earnings per share in respect of attributions to the core Tier 1 securities.
[4]	Annualised underlying net result divided by average IFRS-EU equity.

ING Group posted a third-quarter underlying net profit of EUR 891 million, driven by solid performance at both ING Bank and Insurance EurAsia. As of the third quarter of 2013, Insurance ING U.S. is classified as held for sale and as discontinued operations.

UNDERLYING NET RESULT - GROUP (in EUR million)

ING Bank recorded a solid third-quarter underlying result before tax of EUR 1,103 million and made progress towards its Ambition 2015 targets.

UNDERLYING RESULT BEFORE TAX - BANK (in EUR million)

The interest margin strengthened to 1.44%, nine basis points higher than one year ago and up two basis points from the second quarter. Cost-containment programmes continued to yield savings, with expenses down 0.3% year-on-year. However, on a sequential basis, expenses rose 1.4% due to additional restructuring charges incurred in the third quarter as the Bank further streamlines its operating base. Risk costs remained elevated amid the ongoing weak macroeconomic environment, but declined compared with both previous quarters. The Bank’s return on IFRS-EU equity for the first nine months of 2013 improved to 9.3% compared with 8.8% in the same period of 2012, while the cost/income ratio declined to 55.2% from 56.7% in the first nine months of 2012.

Net inflow of funds entrusted at ING Bank remained positive and amounted to EUR 1.9 billion in the third quarter. Retail Banking generated EUR 2.1 billion of net inflow, driven by continued growth outside of the Netherlands. Total net lending declined by EUR 0.4 billion, reflecting muted demand and pricing discipline.

OPERATING RESULT INSURANCE EURASIA (in EUR million)

Results at Insurance EurAsia showed significant improvement compared with the third quarter of last year, on both an operating and underlying basis. The third-quarter operating result was EUR 218 million, up 89.6% from one year ago. The improvement reflects a higher investment margin following the partial transfer of assets and liabilities from WestlandUtrecht Bank to NN Bank, lower expenses resulting from the transformation programme in the Benelux, improved results in the Non-life business and lower funding costs. The underlying result before tax rose to EUR 136 million from EUR 10 million one year ago. On a sequential basis, both the operating and underlying results of Insurance EurAsia declined, as the second quarter of 2013 included seasonally higher dividend income and a strong Non-life result.

2        ING GROUP PRESS RELEASE 3Q2013

Total new sales (APE) at Insurance EurAsia decreased 4.7% year-on-year, on a constant currency basis, as 17.3% sales growth in Central and Rest of Europe was more than offset by a 32.4% drop in APE in the Benelux. Compared with the previous quarter, total new sales at Insurance EurAsia decreased 7.2% on a constant currency basis. The decline primarily reflects a 16.7% decline in Central and Rest of Europe on seasonally lower third-quarter sales, which was only partially offset by a 15.0% increase in APE in the Benelux, driven by renewals of corporate pensions in the Netherlands.

ING Group’s third-quarter net profit was EUR 101 million compared with EUR 659 million in the third quarter of 2012 and EUR 788 million in the previous quarter. Losses on divestments in the third quarter were EUR -950 million, reflecting the estimated loss on the sale of ING Life Korea, which was announced in August 2013. Special items after tax totalled EUR -63 million and primarily related to costs for previously announced restructuring programmes in Bank and Insurance.

ING Group’s quarterly net profit included the net results from Insurance and Investment Management Asia and Insurance ING U.S., which are both recorded under net result from discontinued operations.

The net result from discontinued operations of Insurance and Investment Management Asia decreased to EUR 143 million compared with EUR 198 million one year ago, but improved from EUR -98 million in the previous quarter. The net result from the discontinued Insurance Asia operations declined 16.9% to EUR 103 million compared with the third quarter of last year, mainly due to the sales of the businesses in Malaysia, Hong Kong, Thailand, India, and KB Life. Excluding these businesses, the underlying result before tax of Insurance Asia rose 17.7% to EUR 146 million (or 39.0% excluding currency effects), mainly due to a EUR 25 million gain on the sale of securities in Japan. The net result from the internally reinsured Japanese SPVA guarantees and related hedges declined to EUR 41 million from EUR 78 million a year ago, but improved from EUR -190 million in the previous quarter. The result for the current quarter reflects positive hedge results, driven by a decrease in financial market volatility, partially offset by appreciation in the value of the underlying funds, which are not immediately fully reflected in IFRS reserves for the guaranteed death benefit block. The net result from ING Investment Management Asia improved by EUR 3 million to EUR -1 million compared with a year ago.

In light of ING’s intention to divest its remaining stake in ING U.S. over time, as of the third quarter 2013, ING U.S. is classified ed as held for sale and reported in ING Group’s IFRS financial statements under net results from discontinued operations.

The third-quarter 2013 net result from discontinued operations of Insurance ING U.S. was EUR 79 million, a significant improvement compared with EUR -46 million one year ago and EUR -23 million in the second quarter of 2013. The third-quarter underlying result before tax rose to EUR 155 million versus EUR 47 million in the third quarter of 2012 and EUR -19 million in the previous quarter. The substantial improvement in the underlying result before tax compared with both comparable quarters was primarily driven by EUR 97 million of investment gains related to recoveries on previously impaired assets and better hedge results related to the US Closed Block VA. This hedge programme is focused on protecting regulatory and rating agency capital rather than mitigating IFRS earnings volatility. The third-quarter 2013 underlying result before tax also reflected favourable DAC and other intangible unlocking of EUR 106 million in the Retirement, Annuities, and Individual Life businesses related to the annual update of assumptions, which was completed in the quarter. This partially offset a loss of EUR 161 million related to updating policyholder behaviour assumptions and mortality assumptions in the US Closed Block VA, also in the third quarter.

NET RESULT PER SHARE (in EUR)

ING Group’s quarterly net profit per share was EUR 0.03 based on an average number of shares of 3,836 million over the third quarter. The Group’s underlying net return on IFRS-EU equity was 7.3% for the first nine months of 2013.

Changes 4Q2013 and 1Q2014

As announced on 6 November 2013, after carefully exploring and evaluating the options available for the divestment of ING Life Japan, ING Group will include ING Life Japan with ING’s European insurance and investment management businesses in the base case Initial Public Offering (IPO) of ING Insurance in 2014, subject to market and other conditions. As a result, as of the fourth quarter of 2013, ING Life Japan and the Japanese Closed Block VA guarantees reinsured to ING Re will no longer be classified as held for sale and discontinued operations.

Changes in segmentation

In the context of the IPO preparations, ING Insurance is working to implement a number of changes to increase transparency and bring accounting and hedging for the Japanese Closed Block VA more into line.

ING GROUP PRESS RELEASE 3Q2013        3

ING will adjust its reporting structure to better align its segmentation according to the businesses that it comprises, their governance and internal management, and to reflect the decision to divest ING Life Japan with the IPO of ING Insurance. The new reporting segments for ING Insurance as of the fourth quarter are as follows:

•	Netherlands Life

•	Netherlands Non-life

•	Insurance Europe

•	Japan Life

•	Japan Closed Block VA

•	Investment Management

•	Other

Japan Life, representing the COLI business, and the Japan Closed Block VA, will both be reported separately to reflect the distinct nature of these two Japanese businesses. The Japan Closed Block VA business has a reserve inadequacy of approximately EUR 0.6 billion at the 50% confidence level, as of 30 September 2013. This inadequacy is currently offset by surplus adequacies in other businesses in the same business line, predominantly the Japan COLI business and ING Life Korea. Under ING’s existing accounting policies, the net insurance liability of any business line must be adequate at the 50% confidence level. The separate reporting of the Japan Closed Block VA business line will therefore trigger a charge in the fourth quarter of approximately EUR 0.6 billion before tax (based on figures at the end of the third quarter) to restore the reserve inadequacy of that business line to the 50% confidence level.

This charge will mainly be reflected as a write-down of all deferred acquisition costs (DAC) of the Japan Closed Block VA. The final P&L impact, which will be reflected in the fourth quarter of 2013, will depend on market developments and other factors in the quarter.

Accounting for GMDB in Japan Closed Block VA

In addition, ING Insurance is studying a move towards fair value accounting on the reserves for Guaranteed Minimum Death Benefits (GMDB) of the Japan Closed Block VA as of the first quarter of 2014. Such a move would improve the alignment of the book value of the GMDB reserves with their market value, better reflect the economic value of these guarantees and improve the alignment of the accounting for the guarantees with the accounting for the related hedges. Furthermore, such a move would make the accounting for the GMDB consistent with the accounting on the reserves for Guaranteed Minimum Accumulation and Withdrawal benefits.

As at the end of the third quarter of 2013, the difference between the current book value and the estimated fair value of the GMDB reserves was approximately EUR 0.4 billion, but may change based on market developments and other factors at the time the move would be implemented. Implementation of fair value accounting for GMDB would represent a change in accounting policy under IFRS with a transitional impact being reflected only in shareholders’ equity as of 1 January 2014. Results for comparative periods would be restated accordingly.

These measures, if implemented, are expected to eliminate the DAC balance and improve the reserve adequacy on the Japan Closed Block VA. The accounting for the Japan Closed Block VA guarantees would be consistent and more in line with the related hedges.

NN Life separate account pension business

ING Insurance is also considering to refine the market interest rate assumption that is used in determining certain components of the insurance liabilities for the separate account pension business in the Netherlands as of the fourth quarter of 2013. Such refinement would represent a change in accounting estimate under IFRS and the impact thereof would be reflected directly in the profit and loss account. If implemented in the fourth quarter of 2013, this refinement would impact the insurance liabilities for the relevant separate account pension business by less than 2%; the resulting one-off charge to the P&L would be approximately EUR 160 million (before tax).

4        ING GROUP PRESS RELEASE 3Q2013

BANKING

Banking key figures

In EUR million	3Q2013	3Q2012[1]	Change	2Q2013	Change	9M2013	9M2012[1]	Change
Profit & loss
Interest result	2,936	2,972	-1.2%	3,006	-2.3%	8,858	8,797	0.7%
Commission income	546	532	2.6%	582	-6.2%	1,682	1,662	1.2%
Investment income	78	393	-80.2%	52	50.0%	255	566	-54.9%
Other income	213	-106		212	0.5%	696	77	803.9%

Total underlying income	3,774	3,791	-0.4%	3,853	-2.1%	11,490	11,102	3.5%

Staff and other expenses	2,081	2,076	0.2%	2,064	0.8%	6,239	6,123	1.9%
Intangibles amortisation and impairments	39	51	-23.5%	26	50.0%	104	175	-40.6%

Operating expenses	2,120	2,127	-0.3%	2,090	1.4%	6,343	6,298	0.7%

Gross result	1,655	1,664	-0.5%	1,762	-6.1%	5,147	4,804	7.1%

Addition to loan loss provision	552	554	-0.4%	616	-10.4%	1,728	1,533	12.7%

Underlying result before tax	1,103	1,110	-0.6%	1,147	-3.8%	3,419	3,272	4.5%

of which Retail Banking	745	464	60.6%	664	12.2%	2,016	1,590	26.8%
of which Commercial Banking	360	437	-17.6%	532	-32.3%	1,482	1,500	-1.2%
of which Corporate Line	-2	209	-101.0%	-50		-78	182	-142.9%
Key figures
Underlying interest margin	1.44%	1.35%		1.42%		1.41%	1.32%
Underlying cost/income ratio	56.2%	56.1%		54.3%		55.2%	56.7%
Underlying risk costs in bp of average RWA	80	77		89		83	70
Risk-weighted assets (end of period, in EUR billion, adjusted for divestm.)	271,211	279,337	-2.9%	277,632	-2.3%	271,211	279,337	-2.9%
Return on equity based on IFRS-EU equity[2]	9.4%	9.2%		9.5%		9.3%	8.8%
Return on equity based on 10.0% core Tier 1[3]	12.2%	11.8%		12.4%		12.3%	11.0%

[1]	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS which took effect on 1 January 2013.
[2]	Annualised underlying net result divided by average IFRS-EU equity.
[3]	Annualised underlying after-tax return divided by average equity based on 10.0% core Tier 1 ratio.

ING Bank posted solid third-quarter results as the interest margin strengthened to 1.44% and risk costs declined. The underlying result before tax was almost stable year-on-year at EUR 1,103 million, as higher margins on both savings and lending largely compensated for a lower level of lending assets. Results declined 3.8% from the second quarter, mainly due to a negative swing in credit and debt valuation adjustments (CVA/DVA). Expenses were 0.3% lower year-on-year, but rose slightly on a sequential basis, reflecting EUR 56 million of additional restructuring charges in the third quarter. Risk costs remained elevated amid the continued weak macroeconomic environment, but declined by EUR 64 million from the previous quarter.

ING Bank continued to demonstrate good progress towards its Ambition 2015 targets. The year-to-date return on IFRS-EU equity rose to 9.3%, while the cost/income ratio improved to 55.2% for the first nine months of 2013. ING Bank’s balance sheet declined following the transfer of EUR 4.9 billion of assets and EUR 3.7 billion of liabilities from WestlandUtrecht Bank (WUB) to ING Insurance, and the sale of EUR 2.2 billion of Dutch mortgages and EUR 0.9 billion of US Real Estate Finance loans during the quarter. Excluding these items, and adjusted for currency impacts, the Bank attracted EUR 1.9 billion of net funds entrusted, while net lending declined by EUR 0.4 billion in the quarter.

Total underlying income was EUR 3,774 million, down just 0.4% year-on-year. The third quarter of 2012 included a EUR 323 million gain on the sale of ING’s equity stake in Capital One, as well as EUR 197 million of losses from selective de-risking and EUR 175 million of negative CVA/DVA adjustments recorded in

Commercial Banking and the Corporate Line. In the current quarter, CVA/DVA adjustments were EUR -8 million, whereas the planned de-risking of the investment portfolio was completed at the end of 2012. Excluding CVA/DVA, de-risking losses and the gain on Capital One, underlying income declined 1.5%, or EUR 58 million, as higher income in Retail Banking was more than offset by lower income in Bank Treasury, mainly due to a lengthening of the Bank’s funding profile and lower positive revaluations of derivatives used for hedging purposes. On a sequential basis, underlying income decreased 2.1%, mainly due to Bank Treasury and Financial Markets, which was partly caused by a EUR 60 million decline in CVA/DVA impacts.

INTEREST RESULT (in EUR million) AND INTEREST MARGIN (in %)

The underlying interest margin improved by two basis points to 1.44% from 1.42% in the second quarter, following a decline of the average size of the balance sheet. The interest result declined 2.3% to EUR 2,936 million, reflecting the partial transfer of WestlandUtrecht Bank’s mortgage and savings portfolios to ING Insurance and the sale of Dutch mortgages. In addition, the interest result in Bank Treasury was lower, and the depreciation of most currencies against the euro also had a negative impact. The interest result on funds entrusted increased due to an improvement of the interest margin as client savings rates were lowered in several countries. The interest result on lending activities declined due to lower volumes and a slightly lower margin. Compared with the third quarter of 2012, the underlying interest result was 1.2% lower, mainly due to a lengthening of the Bank’s funding profile. The interest result on funds entrusted rose, reflecting higher volumes and a slight improvement of the interest margin. The interest result on lending remained flat as repricing of the loan book compensated for the impact of lower volumes.

ING GROUP PRESS RELEASE 3Q2013        5

ING Bank attracted a net inflow of funds entrusted (adjusted for WUB transfers and currency impacts) of EUR 1.9 billion during the third quarter. Retail Banking generated EUR 2.1 billion of net inflow, driven by continued growth outside of the Netherlands. Total net lending declined by EUR 0.4 billion (also adjusted for the sale of Dutch mortgages and US Real Estate Finance loans), reflecting muted demand and pricing discipline. Net production of residential mortgages was EUR 1.9 billion and was generated primarily outside the Netherlands. Other lending declined by EUR 2.3 billion, mainly in business lending in the Benelux.

OPERATING EXPENSES (in EUR million) AND COST/INCOME RATIO (in %)

Cost-saving initiatives at the Bank are on track, helping to offset the impact of inflation, higher pension costs and additional restructuring costs recorded in the third quarter. Underlying operating expenses declined 0.3% from a year ago to EUR 2,120 million, despite EUR 55 million of higher pension costs (caused by a reduction in the discount rate at the end of 2012) and EUR 56 million of additional restructuring costs taken during the third quarter. This was mainly offset by the impact of the announced cost-savings initiatives, the partial transfer of WUB staff to ING Insurance, lower impairments on real estate development projects and favourable currency impacts. Year-to-date, average staff expenses, excluding pension costs per FTE, were slightly lower than a year ago. Compared with the second quarter of 2013, operating expenses rose by EUR 30 million, or 1.4%. This increase was mainly due to the additional restructuring costs in Retail Netherlands, Retail Belgium and Commercial Banking and EUR 10 million of higher impairments on real estate development projects, which were only partly offset by lower expenses at WUB following the transfer of staff to ING Insurance. The underlying cost/income ratio was 56.2% in the third quarter of 2013, bringing the year-to-date ratio to 55.2%, down from 56.7% in the first nine months of 2012.

Risk costs declined 10.4% from the second quarter, but remained elevated. ING Bank added EUR 552 million to the provision for loan losses, down from EUR 616 million in the second quarter and EUR 554 million one year ago. The improvement compared with the second quarter mainly reflects lower additions in Retail Rest of World, General Lending and the Lease run-off portfolio, as well as some releases in Real Estate Finance. Risk costs for Dutch mortgages were stable at EUR 82 million, but were significantly higher than a year ago, with non-performing loans increasing to 1.8% from 1.6% at the end of the second quarter. Risk costs for business lending in Retail Netherlands remained elevated and rose to EUR 126 million. Risk costs in Structured Finance in Commercial Banking rose due to one specific file. Total NPLs at ING Bank were 2.7% of credit outstandings, down from 2.8% at the end of the second quarter. Total underlying risk costs were 80 basis points of average risk-weighted assets. For the coming quarters, ING expects risk costs to remain elevated at around these levels amid the weak economic climate.

The underlying result before tax from Retail Banking rose to EUR 745 million from EUR 664 million in the second quarter, driven by improved margins on savings in most regions. This offset the impact from the transfer of Dutch assets and liabilities to ING Insurance and the sale of EUR 2 billion of Dutch mortgages during the quarter. Risk costs fell by EUR 46 million on the previous quarter, supported by declines in most countries. Year-on-year, the underlying result before tax jumped 60.6%.

Commercial Banking recorded an underlying result before tax of EUR 360 million, down 17.6% year-on-year as a reduction in expenses and lower risk costs were more than offset by lower income from Bank Treasury, Real Estate & Other as the Bank lengthened its funding profile. Compared with the previous quarter, the result before tax dropped 32.3%, mainly due to lower positive CVA/DVA adjustments in Financial Markets and lower results in Bank Treasury.

The underlying result before tax of Corporate Line Banking was a loss of EUR 2 million versus a profit of EUR 209 million last year, which contained a EUR 323 million gain on the sale of ING’s equity stake in Capital One. Excluding this gain, the result was up strongly, reflecting lower interest expenses on debt. The underlying pre-tax result in the second quarter of 2013 was EUR-50 million.

ING Bank’s third-quarter net result was EUR 801 million, including EUR -19 million of special items after tax. These items primarily reflect after-tax charges for the previously announced restructuring programmes in Retail Netherlands.

The year-to-date underlying return on IFRS-EU equity improved to 9.3% from 8.8% in the first nine months of last year as higher earnings more than offset the impact of a modest increase in the average equity base. The year-to-date underlying return on equity based on a 10% core Tier 1 ratio was 12.3% compared with 11.0% in the same period of 2012.

6        ING GROUP PRESS RELEASE 3Q2013

INSURANCE EURASIA

Insurance EurAsia key figures

In EUR million	3Q2013[4]	3Q2012[1]	Change	2Q2013	Change	9M2013	9M2012[1]	Change
Margin analysis (in EUR million)
Investment margin	175	130	34.6%	194	-9.8%	496	482	2.9%
Fees and premium-based revenues	346	356	-2.8%	351	-1.4%	1,076	1,099	-2.1%
Technical margin	105	89	18.0%	105	0.0%	296	269	10.0%
Income non-modelled life business	5	3	66.7%	6	-16.7%	15	14	7.1%

Life Insurance & Investment Management operating income	630	578	9.0%	657	-4.1%	1,884	1,864	1.1%

Administrative expenses	277	288	-3.8%	279	-0.7%	851	881	-3.4%
DAC amortisation and trail commissions	92	99	-7.1%	95	-3.2%	289	311	-7.1%

Life Insurance & Investment Management operating expenses	369	387	-4.7%	374	-1.3%	1,140	1,192	-4.4%

Life Insurance & Investment Management operating result	261	191	36.6%	283	-7.8%	744	673	10.5%

Non-life operating result	29	16	81.3%	45	-35.6%	71	65	9.2%
Corporate line operating result	-72	-92		-72		-262	-292

Operating result	218	115	89.6%	256	-14.8%	552	446	23.8%

Non-operating items	-82	-105		-74		-150	-589

Underlying result before tax	136	10	1260.0%	182	-25.3%	402	-143

Key figures
Administrative expenses / operating income (Life Insurance & Investment Management)	44.0%	49.8%		42.5%		45.2%	47.3%
Life insurance new sales (APE)	142	153	-7.2%	157	-9.6%	533	585	-8.9%
Life general account invested assets (end of period, in EUR billion)	72	67	7.5%	67	7.5%	72	67	7.5%
Investment margin / life general account invested assets (in bps)[2]	99	97		94
Investment Management Assets under Management (end of period, in EUR billion)	176	180	-2.2%	176	0.0%	176	180	-2.2%
Underlying return on equity based on IFRS-EU equity[3]	2.0%	0.2%		3.0%		2.1%	-0.7%

[1]	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS, which took effect on 1 January 2013.
[2]	Four-quarter rolling average.
[3]	Annualised underlying net result divided by average IFRS-EU equity.
[4]	As of 1 July 2013, part of the portfolios of WUB have been transferred to NN Bank; results have been reported under Life Insurance & Investment Management.

The underlying result before tax improved significantly compared with the third quarter of last year, mainly driven by a higher investment margin, tight cost control and lower negative market-related items. The underlying result before tax improved to EUR 136 million from EUR 10 million last year. Results were down on a sequential basis mainly due to seasonally higher dividend income in the second quarter.

OPERATING RESULT INSURANCE EURASIA (in EUR million)

The operating result for Insurance EurAsia jumped 89.6% to EUR 218 million from a year ago. The result benefited from a higher investment margin reflecting the partial transfer of assets and liabilities from WestlandUtrecht Bank (WUB) to NN Bank, lower expenses as a result of tight cost control throughout Europe, improved results from the Non-life business and lower funding costs (reflected in the Corporate Line). Compared with the previous quarter, the operating result decreased 14.8%, as the second quarter was supported by seasonally higher dividend income and strong Non-life results, which were only partially offset by higher results at NN Bank.

INVESTMENT MARGIN - EURASIA (in EUR million)

The investment margin was EUR 175 million in the third quarter, up 34.6% from a year ago. The increase reflects the transfer of EUR 4.7 billion of mortgages, a EUR 0.2 billion consumer finance portfolio and EUR 3.7 billion of consumer savings from WUB to NN Bank in the third quarter. Excluding this transfer, the investment margin increased 19.2% mainly as a result of lower additions to the provision for profit sharing and lower interest rebates, both in the Benelux. Compared with the second quarter of 2013, the investment margin fell 9.8%, largely due to seasonally higher dividends on public equities in the Benelux received in that quarter, partly compensated by a higher net interest result following the aforementioned transfers from WUB to NN Bank. The four-quarter rolling average investment spread of Insurance EurAsia was 99 basis points, up 5 basis points from the second quarter, as the increase in the four-quarter Life investment margin outweighed the increase in the average Life general account invested assets. The partial transfer of the portfolios from WUB to NN Bank did not have a significant impact on the investment spread.

ING GROUP PRESS RELEASE 3Q2013        7

Fees and premium-based revenues decreased 2.8% from a year ago to EUR 346 million. The decline was mainly due to lower premium income in the Dutch retail life business. In addition, the third quarter of 2012 benefited from an investment performance bonus in the Polish pension fund. Fees and premium-based revenues declined 1.4% from the previous quarter, primarily in Investment Management due to seasonally higher securities lending fees received in the second quarter.

The technical margin increased 18.0% to EUR 105 million year-on-year due to a better morbidity result and an addition to group life provisions a year ago, both in the Benelux. These items were partially offset by lower surrender and morbidity results in Greece and lower mortality results in the Benelux. The technical margin was flat compared with the previous quarter.

ADMINISTRATIVE EXPENSES - EURASIA (in EUR million)

Administrative expenses for Life Insurance and Investment Management were down 6.3% from a year ago, excluding currency effects and the partial transfer of WUB to NN Bank. The decline was supported by the impact of the transformation programme in the Benelux and strong cost control throughout Europe. The partial transfer from WUB led to an increase of 369 FTEs and an increase in administrative expenses of EUR 10 million in the quarter. Pension costs in the Netherlands rose year-on-year as a result of a decrease in the discount rate at the end of 2012. Administrative expenses declined 4.0% sequentially, excluding currency effects and the partial transfer of WUB to NN Bank, due to cost-control programmes and savings initiatives, as well as the impact of holidays on personnel expenses and lower VAT expenses.

The Non-life operating result rose to EUR 29 million from EUR 16 million in the third quarter of 2012. The increase reflects more favourable claims experience in Disability & Accident following management actions to restore profitability, as well as additional reserve strengthening in the third quarter of last year. The Non-life operating result fell by EUR 16 million from the previous quarter, which benefited from seasonally higher investment income and more favourable claims experience within Property & Casualty.

The Corporate Line operating result improved by EUR 20 million year-on-year to EUR -72 million due to lower interest expenses on subordinated debt, which were partially offset by lower results at ING Reinsurance. The Corporate Line operating result remained flat on a sequential basis.

The third-quarter underlying result before tax of Insurance EurAsia rose to EUR 136 million from EUR 10 million in the same period of 2012, driven by the higher quarterly operating result and the lower negative impact of market-related items.

Gains/losses and impairments on investments were EUR -11 million including impairments on real estate and losses on the sale of debt securities in the Benelux, which were partially offset by gains on the sale of debt securities in ING Re and Central and Rest of Europe. Revaluations amounted to zero in the third quarter. Market and other impacts totalled EUR -71 million and largely reflect a movement in the provision for guarantees on separate account pension contracts (net of hedging) of EUR -64 million in the Benelux.

Insurance and Investment Management EurAsia posted a third-quarter net result of EUR -768 million, including the EUR 950 million estimated loss on the sale of ING Life Korea (announced in the third quarter) and EUR -44 million of special items after tax. These two factors were only partly offset by the EUR 143 million net result from discontinued operations in Insurance and Investment Management Asia and a net result from divested units of EUR 1 million. Third-quarter special items primarily consisted of a one-off loss related to the AZL pension curtailment and additional IT expenses for the accelerated transformation programme in the Benelux. As announced in November of 2012, additional IT expenses totalling EUR 75 million after tax will be incurred over 2013 and 2014 to improve processes and systems, of which EUR 32 million has been incurred in the first nine months of 2013.

NEW SALES (APE) - EURASIA (in EUR million)

Total new sales (APE) on a constant currency basis decreased 4.7% year-on-year as 17.3% sales growth in Central and Rest of Europe was more than offset by a 32.4% drop in APE in the Benelux. In Central and Rest of Europe, pension sales jumped 23.1% from a year ago, mainly driven by pension regulation changes and sales initiatives in Turkey. Life sales in Central and Rest of Europe rose 16.7% year-on-year, mainly due to strong sales in Poland and strong tied-agency sales in Spain. The decline in APE in the Benelux reflects lower sales of retail insurance and pension products in the Netherlands and lower single premium sales in Belgium stemming from the low interest rate environment. Compared with the previous quarter, total new sales at Insurance EurAsia decreased 7.2% on a constant currency basis. This primarily reflects a 15.0% increase in APE in the Benelux (driven by renewals of corporate pensions in the Netherlands), which was more than offset by a 16.7% decline in APE due to seasonally lower sales in Central and Rest of Europe.

8        ING GROUP PRESS RELEASE 3Q2013

BALANCE SHEET

Balance Sheet key figures

							Insurance ING U.S. /
							Insurance Other /
	ING Group		ING Bank N.V.		Insurance EurAsia		Holdings / Eliminations
		30 June 13						30 June 13
End of period, in EUR million	30 Sep. 13	pro forma[1]	30 Sep. 13	30 June 13	30 Sep. 13[2]	30 June 13	30 Sep. 13	pro forma[1]
Financial assets at fair value through P&L	157,081	160,973	130,066	133,722	27,275	27,583	-260	-332
Investments	132,024	135,165	76,419	79,119	55,605	56,032		14
Loans and advances to customers	539,641	547,794	520,673	529,165	21,846	16,969	-2,878	1,660
Other assets	97,212	92,187	88,650	83,894	12,620	13,423	-4,058	-5,130

Total assets excl. assets held for sale	925,958	936,119	815,808	825,900	117,346	114,007	-7,196	-3,788

Assets held for sale	205,217	207,479		4,033	48,622	48,068	156,595	155,378

Total assets	1,131,175	1,143,598	815,808	829,933	165,968	162,075	149,399	151,590

Shareholders’ equity	49,554	49,881	35,073	34,424	16,024	16,553	-1,543	-1,096
Minority interests	3,946	3,885	921	835	65	67	2,960	2,983
Non-voting equity securities	2,250	2,250					2,250	2,250

Total equity	55,750	56,016	35,994	35,260	16,090	16,620	3,666	4,137

Debt securities in issue	137,405	137,418	131,697	129,963	270		5,438	7,455
Insurance and investment contracts	89,031	90,050			89,001	90,018	30	32
Customer deposits/other funds on deposit	478,041	470,955	478,692	475,672	4,962		-5,613	-4,717
Financial liabilities at fair value through P&L	104,148	115,391	103,695	115,052	728	632	-275	-293
Other liabilities	75,639	80,281	65,731	70,244	10,449	10,648	-541	-611

Total liabilities excl. liabilities held for sale	884,264	894,095	779,815	790,931	105,410	101,298	-960	1,866

Liabilities held for sale	191,160	193,487		3,742	44,468	44,158	146,692	145,587

Total liabilities	1,075,424	1,087,582	779,815	794,673	149,878	145,456	145,732	147,453

Total equity and liabilities	1,131,175	1,143,598	815,808	829,933	165,968	162,075	149,399	151,590

[1]	Adjusted for transfer of Insurance ING U.S. to assets/liabilities held for sale.
[2]	As of 1 July 2013, part of the portfolios of WestlandUtrecht Bank have been transferred to NN Bank

ING Group

ING Group’s balance sheet declined by EUR 12 billion to EUR 1,131 billion in the third quarter, reflecting EUR 9 billion of negative currency effects and the sale of Dutch mortgages and US Real Estate Finance loans. The balance sheet items of Insurance ING U.S. were transferred to assets and liabilities held for sale as per 30 September 2013.

Group shareholders’ equity decreased slightly by EUR 0.3 billion to EUR 49.6 billion. The decrease was mainly due to negative currency impacts and a lower revaluation reserve of debt securities, offset by deferred interest crediting to life policyholders. Shareholders’ equity per share decreased from EUR 13.00 at the end of June 2013 to EUR 12.92 on 30 September 2013.

ING Bank

ING Bank’s balance sheet declined by EUR 14 billion to EUR 816 billion, mainly reflecting the partial transfer of WestlandUtrecht Bank’s (WUB) assets and liabilities to ING Insurance and the aforementioned asset sales. The negative currency impact was EUR 4 billion. Valuations of derivatives were also lower as long-term interest rates increased. ING Bank actively managed its funding profile, reflected in the repurchase of EUR 2 billion of government-guaranteed debt and the issuance of new CRD IV-eligible Lower Tier 2 debt. Furthermore, customer deposits continued to increase. The loan-to-deposit ratio decreased to 1.05 from 1.07.

Insurance EurAsia

Total assets and liabilities of Insurance EurAsia increased by EUR 4 billion to EUR 166 billion. This was primarily due to the partial transfer of assets and liabilities from WUB to NN Bank. Shareholders’ equity declined by EUR 0.5 billion to EUR 16.0 billion, reflecting the estimated loss on the sale of ING Life Korea, which was partially offset by the capital injection from ING Group of EUR 330 million to capitalise NN Bank.

ING GROUP PRESS RELEASE 3Q2013        9

CAPITAL MANAGEMENT

Capital ratios ING Group

In EUR million, unless stated otherwise	30 Sep. 13	30 June 13
Shareholders’ equity	49,554	49,881
Core Tier 1 securities	2,250	2,250
Group hybrid capital	9,073	9,277
Group leverage (core debt)	4,830	4,431

Total capitalisation (Bank and Insurance)	65,706	65,838

Required regulatory adjustments	-4,131	-4,500
Group leverage (core debt)	-4,830	-4,431

Adjusted equity	56,746	56,907

Debt/equity ratio	7.8%	7.2%
Total required capital	36,398	36,705
FiCo ratio	175%	176%

Capital ratios ING Bank

In EUR million, unless stated otherwise	30 Sep. 13	30 June 13
Shareholders’ equity	35,073	34,424
Required regulatory adjustments	-1,378	-1,578

Core Tier 1	33,695	32,847
Hybrid Tier 1	6,666	6,812

Total Tier 1 capital	40,361	39,659
Other capital	7,465	6,451

BIS Capital	47,826	46,110

Risk-weighted assets	271,211	277,632
Required capital Basel II1	21,697	22,211
Required capital based on Basel I floor[1]	27,379	27,734
Basel II core Tier 1 ratio	12.4%	11.8%
Basel II Tier 1 ratio	14.9%	14.3%
Basel II BIS ratio[2]	17.6%	16.6%

[1]	Required capital is the highest of the two
[2]	Pre-floor

Capital ratios ING Insurance

In EUR million, unless stated otherwise	30 Sep. 13[1]	30 June 13
Shareholders’ equity	14,973	22,370
Subordinated debt issued by ING Group	2,394	2,455
Required regulatory adjustments	-6,525	-1,742

Total capital base	10,841	23,082

EU required capital	5,123	8,971

IGD Solvency I ratio	212%	257%

[1]	ING U.S. was transferred from ING Insurance to ING Group on 30 September 2013.

ING Group

The amount of core debt at ING Group increased from EUR 4.4 billion at the end of the second quarter to EUR 4.8 billion, reflecting the capital injection of EUR 330 million into NN Bank. The capital was upstreamed as a dividend from ING Bank to the Group in the second quarter of 2013.

In October, ING Group sold another tranche of approximately 38 million shares of Insurance ING U.S., reducing ING Group’s stake to roughly 57%. The proceeds of approximately EUR 800 million will be used to reduce core debt to EUR 4.0 billion.

On 6 November 2013, ING Group paid EUR 1.125 billion to the Dutch State, funded by a dividend upstream from ING Bank to ING Group. This payment consisted of a EUR 750 million repayment of core Tier 1 securities and EUR 375 million in premiums and interest.

ING Bank

ING Bank’s core Tier 1 ratio improved further to 12.4% at the end of September 2013 from 11.8% at the end of June. The strong increase reflects a retained profit of EUR 0.8 billion and a reduction in risk-weighted assets (RWA). RWA declined mainly due to the sale and transfer of WUB loans as well as a sale of US Real Estate Finance loans and updates to models.

The strong capital position of ING Bank allowed for a dividend payment to ING Group of EUR 1.125 billion on 6 November, which was used for the payment to the Dutch State. The dividend upstream will lead to a reduction of the Bank’s core Tier 1 ratio of approximately 40 basis points. ING has reached an agreement with the Dutch State on the unwinding of the Illiquid Assets Back-up Facility (IABF). On a pro-forma basis, the unwinding of the IABF is expected to add approximately 10 basis points to ING Bank’s core Tier 1 ratio. ING Bank’s pro-forma core Tier 1 ratio was 12.1% at 30 September 2013, including the aforementioned estimated impacts.

ING Bank is continuously working to optimise its capital structure and is reinforcing the Bank’s capital adequacy ahead of upcoming regulation. ING Bank intends to call the outstanding USD 2 billion 8.5% Tier 1 hybrid as of the 15 December 2013 call date, and on 6 November, ING announced an exchange offer on EUR 4.7 billion of existing Tier 2 securities for new CRD IV-compliant Tier 2 securities.

ING Bank is already meeting most of the Basel III requirements that will be implemented in the European Union as of 1 January 2014 through CRR/CRD IV. The total impact on ING Bank will be -170 basis points, resulting in a fully-loaded pro-forma core Tier 1 ratio of 10.4% . The impact is calculated on the basis of an immediate implementation without future management actions.

ING Insurance

The Insurance Groups Directive (IGD) ratio for ING Insurance (INGV) declined to 212%. The decline mainly reflects the impact of moving to the DNB Swap curve for calculating NN Life’s solvency ratio, following the downgrade of France by Fitch, and the estimated loss on the sale of ING Life Korea announced in August 2013. These factors were only partially offset by positive market developments. As of 30 September 2013, the IGD ratio for ING Insurance (INGV) was adjusted for the transfer of ING U.S. and a change in the calculation methodology. Prior periods have not been restated to reflect these adjustments

Insurance ING U.S.

Insurance ING U.S. targets capitalisation of its regulated operating companies based on local statutory rules at a level of 425% of Risk Based Capital (RBC). The estimated combined RBC ratio for ING U.S. increased from 454% at the end of the second quarter to 470% at the end of the third quarter. This change was primarily a result of statutory pre-tax income earned during the quarter.

10        ING GROUP PRESS RELEASE 3Q2013

BUSINESS AND SUSTAINABILITY HIGHLIGHTS

ING takes the interests of its stakeholders seriously. ING Bank aims to be the preferred bank for its customers by offering affordable, easy-to-understand products, good accessibility and excellent service. Likewise, the strategy of ING’s insurance businesses is to be customer-driven and deliver first-class products and services through multiple distribution channels.

Supporting small- and medium-sized enterprises

One of a bank’s key roles is to support the economy. ING has a strong banking presence in various countries and ING aims to support local economies by offering fair products at competitive prices. In many countries around the world, small- and medium-sized companies (SMEs) are driving the economic recovery. For this reason, ING is paying special attention to the needs of the SME segment.

In the Netherlands, for example, ING contributed to the launch in September of the Orange Capital Enterprise Fund (OCE) whose mission is to nurture and promote Dutch SMEs. This is a non-listed fund to which incumbent and retired directors/owners, large businesses and institutional investors will contribute venture capital in order to help SMEs grow their operations and reach their full potential. The fund is a joint initiative of various Dutch companies from a diverse range of sectors. FrieslandCampina, ING, Schiphol Group and VDL Group are among the founding members of OCE. Prominent members of the Dutch business community have also pledged their full support to the fund.

Another initiative focused on the Dutch SME segment is the Orange Trade Mission Fund. It was launched by ING, KLM and the Dutch SME Association, and is supported by the Dutch ministry of foreign affairs. The goal of this fund is to inspire and encourage Dutch businesses to expand into foreign markets. To that end, the fund has committed to supporting ten companies each year through such activities as facilitating participation in a trade mission, sponsoring attendance at an international Trade Fair, or organising a country visit to explore promising export possibilities.

ING launches new insurance distribution model in Turkey

In Turkey, ING Insurance has launched a new alternative distribution model for insurance products. “Sigorta Cini”, which stands for “Insurance Genie”, is a string of retail insurance shops offering both ING products and those from competitors. In a country where insurance is typically sold through more traditional channels, such as banks and agents, ING’s innovative approach offers education, speed, instant comparison of product offerings and face-to-face advice.

SRI Novethic Label for ING Investment Management

The ING Sustainable Equity Fund from ING Investment Management received the SRI Novethic Label. This classification by Novethic, an independent French SRI research agency, guarantees that the processes for ING’s SRI funds are both transparent and relevant for investors. It highlights the quality, clarity and consistency of the Sustainable Equity Fund’s investment process and has helped raised awareness for ING Investment Management’s SRI expertise on the French market.

ING in Society

Sustainability forms an integral part of ING’s corporate strategy. ING’s sustainability approach focuses on achieving long-term business success for both ING and its clients while contributing towards economic development, a healthy environment and a stable society.

External reviews of ING’s sustainability performance

Reviews by sustainability research firms and rating agencies help ING to improve its sustainability strategy and performance. In line with stakeholder expectations, ING’s sustainability reporting is increasingly focused on the most material issues to its business and operations.

For some of the key sustainability benchmarks, ING’s 2013 scores are as follows:

•	ING is included in the DJSI World Index and the DJSI Europe Index. The DJSI World Index includes the top 10% of companies within the ordinary Dow Jones Index in terms of best-in-class performance across economic, ecological and social criteria. ING’s inclusion underscores its standing as one of the leading sustainable companies within the diversified financials sector. ING’s 2013 score of 76 is 32 points higher than the sector average of 44 points, placing ING in the 99th percentile for the sector. This improvement demonstrates ING’s increased performance in integrating sustainability into its business activities. This implies that only 1% of diversified financials score higher than ING.

•	ING increased its score for the Carbon Disclosure Project (CDP) from 93 in 2012 to 96 in 2013. The CDP’s Global 500 Climate Change Report, which came out in September, assesses the activities undertaken by the top global 500 companies listed on the FTSE Global Equity Index Series to reduce the risks posed by climate change.

•	For the 13th consecutive year, ING is included in the FTSE4Good Index. The FTSE4Good Index has a framework that assigns environmental, social and governance (ESG) scores and identifies companies that meet globally recognised standards of responsible business practice. ING’s score within the insurance sector improved from 86 to 92.

•	Sustainalytics ranked ING sixth among its 195 global peers within the diversified financial services sector. The Sustainalytics review focuses mainly on environmental, social and governance policies and practices.

•	ING is also included in the Vigeo Euronext Europe 120. This is a new index by Euronext and the French non-financial analyst agency, Vigeo, that reviews companies across all sectors for their control of corporate responsibility risk and their contribution to sustainable development.

ING GROUP PRESS RELEASE 3Q2013        11

APPENDIX 1 ING GROUP: CONSOLIDATED PROFIT AND LOSS ACCOUNT

ING Group: Consolidated profit and loss account

	Total Group[1]		Total Banking		Insurance EurAsia		Insurance ING U.S.		Insurance Other
in EUR million	3Q2013	3Q2012[2]	3Q2013	3Q2012[2]	3Q2013	3Q2012[2]	3Q2013	3Q2012[2]	3Q2013	3Q2012[2]
Gross premium income	1,385	1,603			1,385	1,603
Interest result Banking operations	2,919	2,946	2,936	2,972
Commission income	703	676	546	532	156	154				-10
Total investment & other income	972	951	292	287	681	645			16	30

Total underlying income	5,979	6,176	3,774	3,791	2,223	2,402			16	20

Underwriting expenditure	1,630	1,886			1,630	1,888				-2
Staff expenses	1,468	1,469	1,194	1,208	271	256			4	6
Other expenses	1,038	1,039	888	868	138	165			12	6
Intangibles amortisation and impairments	39	51	39	51

Operating expenses	2,544	2,559	2,120	2,127	408	422			16	11
Interest expenses Insurance operations	33	49			47	81			20	5
Addition to loan loss provision	552	554	552	554
Other	2	1			2	1

Total underlying expenditure	4,760	5,050	2,671	2,681	2,087	2,392			36	14

Underlying result before tax	1,219	1,126	1,103	1,110	136	10			-20	6

Taxation	309	261	265	264	51	1			-7	-4
Minority interests	19	21	18	24	3				-2	-3

Underlying net result	891	844	820	822	82	10			-10	12

Net gains/losses on divestments	-950	-200		-16	-950	-200				16
Net result from divested units	1	-54		-55	1
Net result from discontinued operations Insurance/IM Asia	143	198			143	198
Net result from discontinued operations Insurance ING U.S.[3]	79	-46					79	-46
Special items after tax	-63	-83	-19	-46	-44	-36				-1

Net result	101	659	801	706	-768	-28	79	-46	-11	27

[1]	Including intercompany eliminations.
[2]	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS, which took effect on 1 January 2013.
[3]	The results of Insurance ING U.S. have been transferred to “net result from discontinued operations” as of the third quarter of 2013.

12        ING GROUP PRESS RELEASE 3Q2013

APPENDIX 2 ING GROUP: CONSOLIDATED BALANCE SHEET

ING Group: Consolidated balance sheet

							Insurance ING U.S. / Insurance Other /
	ING Group		ING Bank N.V.		Insurance EurAsia		Holdings /Eliminations
		30 June 13						30 June 13
in EUR million	30 Sep. 13	pro forma[1]	30 Sep. 13	30 June 13	30 Sep. 13[2]	30 June 13	30 Sep. 13	pro forma[1]
Assets
Cash and balances with central banks	21,783	17,369	20,951	16,928	5,659	5,899	-4,827	-5,458
Amounts due from banks	44,270	43,034	44,270	43,027				7
Financial assets at fair value through P&L	157,081	160,973	130,066	133,722	27,275	27,583	-260	-332
Investments	132,024	135,165	76,419	79,119	55,605	56,032		14
Loans and advances to customers	539,641	547,794	520,673	529,165	21,846	16,969	-2,878	1,660
Reinsurance contracts	267	274			267	273		1
Investments in associates	1,980	2,031	839	864	862	869	279	298
Real estate investments	1,173	1,213	112	151	791	790	270	272
Property and equipment	2,466	2,491	2,291	2,311	176	180	-1
Intangible assets	1,879	1,940	1,642	1,694	395	404	-158	-158
Deferred acquisition costs	706	726			706	725		1
Other assets	22,687	23,109	18,546	18,919	3,764	4,281	377	-91

Total assets excl. assets held for sale	925,958	936,119	815,808	825,900	117,346	114,007	-7,196	-3,788

Assets held for sale	205,217	207,479		4,033	48,622	48,068	156,595	155,378

Total assets	1,131,175	1,143,598	815,808	829,933	165,968	162,075	149,399	151,590

Equity
Shareholders’ equity	49,554	49,881	35,073	34,424	16,024	16,553	-1,543	-1,096
Minority interests	3,946	3,885	921	835	65	67	2,960	2,983
Non-voting equity securities	2,250	2,250					2,250	2,250

Total equity	55,750	56,016	35,994	35,260	16,090	16,620	3,666	4,137

Liabilities
Subordinated loans	8,463	8,645	16,617	15,467	3,500	3,500	-11,654	-10,322
Debt securities in issue	137,405	137,418	131,697	129,963	270		5,438	7,455
Other borrowed funds	13,159	12,032			2,675	2,541	10,484	9,491
Insurance and investment contracts	89,031	90,050			89,001	90,018	30	32
Amounts due to banks	32,038	35,156	32,038	35,156
Customer deposits and other funds on deposits	478,041	470,955	478,692	475,672	4,962		-5,613	-4,717
Financial liabilities at fair value through P&L	104,148	115,391	103,695	115,052	728	632	-275	-293
Other liabilities	21,980	24,446	17,075	19,622	4,275	4,607	630	217

Total liabilities excl. liabilities held for sale	884,264	894,095	779,815	790,931	105,410	101,298	-960	1,866

Liabilities held for sale	191,160	193,487		3,742	44,468	44,158	146,692	145,587

Total liabilities	1,075,424	1,087,582	779,815	794,673	149,878	145,456	145,732	147,453

Total equity and liabilities	1,131,175	1,143,598	815,808	829,933	165,968	162,075	149,399	151,590

[1]	Adjusted for transfer of Insurance ING U.S. to assets/liabilities held for sale.
[2]	As of 1 July 2013, part of the portfolios of WestlandUtrecht Bank have been transferred to NN Bank.

ING GROUP PRESS RELEASE 3Q2013        13

APPENDIX 3 RETAIL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT

Retail Banking: Consolidated profit and loss account

			Retail Banking Benelux				Retail International
	Total Retail Banking		Netherlands		Belgium		Germany		Rest of World
in EUR million	3Q2013	3Q2012[1]	3Q2013	3Q2012[1]	3Q2013	3Q2012[1]	3Q2013	3Q2012[1]	3Q2013	3Q2012[1]
Profit & loss
Interest result	2,127	2,028	905	840	462	450	348	280	412	458
Commission income	318	304	118	117	80	79	27	21	92	86
Investment income	56	26	0	0	0	2	0	0	56	23
Other income	75	-105	18	15	31	38	-14	7	40	-164

Total underlying income	2,576	2,253	1,041	972	573	570	361	309	601	403

Staff and other expenses	1,493	1,464	546	539	369	361	181	168	397	396
Intangibles amortisation and impairments	14	6	10	5	4	1	0	0	0	0

Operating expenses	1,507	1,470	556	544	373	362	181	168	397	396

Gross result	1,069	783	485	428	200	207	180	141	204	7

Addition to loan loss provision	324	319	210	181	32	54	15	17	67	66

Underlying result before tax	745	464	274	247	168	153	165	124	137	-60

Client balances (in EUR billion)[2]
Residential Mortgages	277.0	284.9	136.9	143.3	30.6	30.2	61.4	59.1	48.1	52.3
Other Lending	93.8	94.8	37.3	40.1	33.2	32.6	4.3	3.8	18.9	18.4
Funds Entrusted	391.1	375.7	114.0	114.1	80.5	74.9	103.5	93.7	93.1	93.0
AUM/Mutual Funds	57.1	55.4	17.2	15.6	25.4	26.9	6.6	6.2	7.9	6.7
Profitability and efficiency[2]
Cost/income ratio	58.5%	65.3%	53.4%	56.0%	65.1%	63.6%	50.2%	54.3%	66.0%	98.4%
Return on equity based on 10.0% core Tier 1[3]	15.5%	8.7%	14.5%	14.7%	25.1%	21.7%	21.4%	13.2%	9.1%	-4.3%
Risk[2]
Risk costs in bp of average RWA	92	89	149	144	62	106	27	32	64	52
Risk-weighted assets (end of period)	140,654	141,401	56,360	49,810	20,359	20,360	22,366	21,993	41,569	49,237

[1]	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS, which took effect on 1 January 2013.
[2]	Key figures based on underlying figures.
[3]	Underlying after-tax return divided by average equity based on 10.0% core Tier 1 ratio (annualised).

14        ING GROUP PRESS RELEASE 3Q2013

APPENDIX 4 COMMERCIAL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT

Commercial Banking: Consolidated profit and loss account

	Total				General Lending &				Bank Treasury, Real Estate
	Commercial Banking		Industry Lending		Transaction Services		Financial Markets		& Other
in EUR million	3Q2013	3Q2012[1]	3Q2013	3Q2012[1]	3Q2013	3Q2012[1]	3Q2013	3Q2012[1]	3Q2013	3Q2012[1]
Profit & loss
Interest result	681	874	377	375	238	276	114	178	-49	45
Commission income	230	222	111	115	95	90	20	19	4	-3
Investment income	23	34	16	9	0	0	0	3	7	23
Other income excl. CVA/DVA	218	248	-8	-24	6	5	157	114	63	152

Underlying income excl. CVA/DVA	1,152	1,378	495	476	340	372	292	314	25	216
Other income - DVA on structured notes	-26	-159					-26	-159
Other income - CVA/DVA on derivatives	37	51					37	51

Total underlying income	1,162	1,270	495	476	340	372	303	207	25	216

Staff and other expenses	557	560	111	105	186	172	199	220	60	64
Intangibles amortisation and impairments	18	37	0	0	0	0	0	0	18	37

Operating expenses	575	598	111	105	186	172	199	220	78	102

Gross result	587	673	384	371	154	200	103	-13	-53	115

Addition to loan loss provision	227	235	181	142	13	62	0	0	33	31

Underlying result before tax	360	437	203	229	141	137	103	-13	-86	83

Client balances (in EUR billion)[2]
Residential Mortgages
Other Lending	122.9	131.0	72.8	75.0	39.0	43.0	2.0	2.0	9.2	11.0
Funds Entrusted	73.4	66.2	0.7	1.0	38.0	35.1	3.2	3.5	31.5	26.7
AUM/Mutual Funds	0.2	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.2
Profitability and efficiency[2]
Cost/income ratio	49.5%	47.0%	22.5%	22.0%	54.8%	46.2%	65.9%	106.2%	311.7%	47.0%
Return on equity based on 10.0% core Tier 1[3]	9.5%	10.5%	13.4%	17.2%	12.5%	9.0%	13.3%	-1.1%	-20.3%	20.5%
Risk[2]
Risk costs in bp of average RWA	71	71	135	131	14	59	1	0	96	87
Risk-weighted assets (end of period)	125,344	129,297	51,986	42,802	34,263	41,971	24,638	30,530	14,458	13,994

[1]	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS, which took effect on 1 January 2013.
[2]	Key figures based on underlying figures.
[3]	Underlying after-tax return divided by average equity based on 10.0% core Tier 1 ratio (annualised).

ING GROUP PRESS RELEASE 3Q2013        15

APPENDIX 5 INSURANCE EURASIA: MARGIN ANALYSIS AND KEY FIGURES

Insurance EurAsia: Margin analysis and key figures

	Total EurAsia		Benelux		Central & Rest of Europe		Investment Management		Corporate Line EurAsia
In EUR million	3Q2013	3Q2012[1]	3Q2013	3Q2012[1]	3Q2013	3Q2012	3Q2013	3Q2012[1]	3Q2013	3Q2012
Insurance - Margin analysis
Investment margin	175	130	163	117	11	14	0	-1
Fees and premium-based revenues	346	356	131	137	108	111	107	108
Technical margin	105	89	66	44	38	44	—	—
Income non-modelled life business	5	3	0	-1	5	4	0	0

Life Insurance & Investment Management operating income	630	578	361	297	162	174	108	107

Administrative expenses	277	288	137	135	63	72	76	81
DAC amortisation and trail commissions	92	99	35	44	58	55	0	0

Life Insurance & Investment Management expenses	369	387	172	179	120	128	76	81

Life Insurance & Investment Management operating result	261	191	189	119	42	47	31	26

Non-life operating result	29	16	28	15	1	1	—	—
Corporate Line operating result	-72	-92							-72	-92

Operating result	218	115	217	134	42	48	31	26	-72	-92

Gains/losses and impairments	-11	44	-40	48	5	-6	-0	0	23	2
Revaluations	0	-36	6	-31	-0	1	—	—	-6	-5
Market & other impacts	-71	-113	-71	-114	—	0	—	—	0	1

Underlying result before tax	136	10	112	36	47	43	31	26	-55	-94

Life Insurance - New business figures
Single premiums	360	477	193	335	166	142	—	—	—	—
Annual premiums	106	106	27	35	79	71	—	—	—	—
New sales (APE)	142	153	46	68	95	85	—	—	—	—
Life Insurance & Investment Management - Key figures
Adm. expenses / operating income	44.0%	49.8%	38.0%	45.5%	38.9%	41.4%	70.4%	75.7%
Life general account invested assets (end of period, in EUR billion)	72	67	66	60	6	7	—	—
Investment margin / Life general account invested assets (in bps)[2]	99	97	101	98	81	84	—	—
Provision for life insurance & investm. contracts for risk policyholder (end of period, in EUR billion)	24.6	26.4	20.6	22.6	4.0	3.8	—	—
Net production client balances (in EUR billion)	-0.2	0.1	-0.4	-0.7	0.4	0.2	-0.3	0.7
Client balances (end of period, in EUR billion)	198.6	176.3	74.8	70.9	31.3	28.7	92.6	76.7
Other key figures
Gross premium income	1,385	1,603	929	1,138	446	457	—	—	10	8
Administrative expenses (total)	408	422	227	224	64	73	76	81	41	44

[1]	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS, which took effect on 1 January 2013.
[2]	Four-quarter rolling average.

16        ING GROUP PRESS RELEASE 3Q2013

ENQUIRIES

Investor enquiries

T: +31 20 576 6396

E: investor.relations@ing.com

Investor conference call and webcast

Ralph Hamers, Patrick Flynn and Wilfred Nagel will discuss the results in an analyst and investor conference call on 6 November 2013 at 9:00 a.m. CET. Members of the investment community can join the conference call at +31 20 794 8500 (NL), +44 20 7190 1537 (UK) or +1 480 629 9031 (US) and via live audio webcast at www.ing.com.

Press enquiries

T: +31 20 576 5000

E: media.relations@ing.com

Press conference and webcast

Ralph Hamers, Patrick Flynn and Wilfred Nagel will also discuss the results in a press conference on 6 November 2013 at 11:00 a.m. CET. Journalists are invited to join the conference at ING Amsterdamse Poort, Bijlmerplein 888, Amsterdam. Journalists can also join in listen-only mode at +31 20 531 5846 (NL) or +44 203 365 3210 (UK) and via live audio webcast at www.ing.com.

Additional information is available in the following documents on www.ing.com:

•	ING Group Quarterly Report

•	ING Group Statistical Supplement

•	ING Group Historical Trend Data

•	ING Group Analyst Presentation

•	ING Group Condensed consolidated interim financial information for the period ended 30 September 2013

DISCLAIMER

ING Group’s Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’).

In preparing the financial information in this document, the same accounting principles are applied as in the 3Q2013 ING Group Interim Accounts.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

ING GROUP PRESS RELEASE 3Q2013        17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: November 6, 2013